April 2, 2020
 VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 Fifth Street, N.W.
Washington, DC  20549

Attention: Melissa Gilmore and Claire Erlanger

RE:	Kulicke and Soffa Industries, Inc. (the “Company”)
Form 10-K for the fiscal year ended September 28, 2019
Response Dated March 12, 2020
File No. 000-00121
Dear Ms. Gilmore and Ms. Erlanger:
We are writing in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated March 23, 2020, to Lester Wong, Chief Financial Officer of Kulicke & Soffa Industries, Inc. (the “Company”), related to the above referenced filings made by the Company.
For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

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Response Letter Dated March 12, 2020
Note 10: Revenue and Contract Liabilities, page 57

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We note from your response to our prior comment 3 that you indicate that although you have presented an approximate breakdown of revenue by end market by percentage in the investor presentations, you do not disaggregate the revenue in absolute terms. You also indicate that management believes that the "end market" estimate is reasonable, precise data is not readily available and is not relied upon by our CODM in evaluating financial performance or making resource allocation decisions. However, for purposes of disaggregating revenue under ASC 606-10-50-5, the information does not need to be relied upon by your CODM in evaluating financial performance or making resource allocation decisions. It appears that if you believe it is important or useful to present revenue information by end market to investors or users of your financial statements in these presentations, the information would meet the guidelines in ASC 606-10-55-89 through 90 to be included in your notes to the financial statements. Please consider further disaggregating revenue by end market or product type in the notes to your financial statements in accordance with ASC 606-10-50-5.

Response:
The Company respectfully acknowledges the guidance cited in the Staff’s comment. We accordingly will include further disaggregated revenue disclosures for our Capital Equipment ("CE") segment in the notes to the financial statements in our applicable future filings, starting with the Form 10-Q for the quarter ended March 28, 2020 as well as in the investor presentations, in accordance with the Staff’s comment. Our Aftermarket Products and Services ("APS") segment will not be further disaggregated because APS sales across various markets are generally interchangeable, and therefore further allocation to end markets is not a relevant measure. As such, these sales will continue to be presented at the APS level.
The Company will include the following additional disclosure in its footnote under the heading "Revenue and Contract Liabilities":

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The following table reflects net revenue by CE end markets served for the three and six months ended March 28, 2020 and March 30, 2019:

	Three months ended		Six months ended
(in thousands)	March 28, 2020	March 30, 2019	March 28, 2020	March 30, 2019
General Semiconductor	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx
Auto & Industrial	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Advanced Packaging	xx,xxx	xx,xxx	xx,xxx	xx,xxx
LED	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Memory	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Total CE revenue	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx

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If you have any questions, please do not hesitate to contact me at +65 6417 3437.

Sincerely,

/s/ LESTER WONG
Lester Wong
Senior Vice President and Chief Financial Officer

cc:	Adam S. Weinstock, Partner
Faegre Drinker Biddle & Reath LLP

Hans Koopmans, Partner
PricewaterhouseCoopers LLP

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